UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 14)1

WILLIAM LYON HOMES
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

552074 10 6
(CUSIP Number)

William Lyon	with a copy to:
The Cable Family Trust, Est. 7-11-88	Richard M. Sherman, Jr., Esq
Wade H. Cable	Irell & Manella LLP
c/o William Lyon Homes	840 Newport Center Drive, # 400
4490 Von Karman Avenue	Newport Beach, California 92660
Newport Beach, California 92660	(949) 760-0991
(949) 833-3600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 24, 2002
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 552074 10 6	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WILLIAM LYON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐.

6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 3,459,868 Shares

8.	SHARED VOTING POWER 281,040 Shares (1)

9.	SOLE DISPOSITIVE POWER 3,459,868 Shares

10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,740,908 Shares (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐.

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.3% as of November 12, 2002

14.	TYPE OF REPORTING PERSON* IN

(1)  Includes 247,705 shares of Common Stock of the Issuer held by the Cable Family Trust Est. 7-11-88, Wade H. Cable and Susan M. Cable, Trustees (“Cable Trust”) and 33,335 shares of Common Stock of the Issuer deemed beneficially owned by Wade H. Cable individually (“Cable”) as a result of Cable's ownership of 33,335 stock options exercisable by Cable within sixty days of the date of this filing. William Lyon (“Lyon”) has the power to direct the voting of the foregoing shares beneficially owned by the Cable Trust and Cable as a result of and subject to the terms of that certain Voting Agreement, dated as of May 31, 2002, among William Lyon, Wade H. Cable and Susan M. Cable, Trustees of the Cable Family Trust, and Wade H. Cable, individually (“Voting Agreement”). By virtue of the Voting Agreement, Lyon, Cable and the Cable Trust may be deemed a “group” under Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”).

CUSIP NO. 552074 10 6	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE CABLE FAMILY TRUST EST. 7-11-88, WADE H. CABLE AND SUSAN M. CABLE, TRUSTEES

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐.

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 0 Shares

8.	SHARED VOTING POWER 247,705 (1) Shares

9.	SOLE DISPOSITIVE POWER 247,705 Shares

10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,705 Shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐.

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% as of November 12, 2002

14.	TYPE OF REPORTING PERSON* OO

(1)  William Lyon has the power to direct the voting of these shares as a result of and subject to the terms of that certain Voting Agreement, dated as of May 31, 2002, among William Lyon, Wade H. Cable and Susan M. Cable, Trustees of the Cable Family Trust, and Wade H. Cable, individually (“Voting Agreement”). By virtue of the Voting Agreement, William Lyon, Wade H. Cable and the Cable Family Trust may be deemed to be a “group” under Rule 13d-5(b)(1) of the Securities Exchange Act. The Cable Family Trust disclaims beneficial ownership of the shares of common stock of the Issuer beneficially owned by William Lyon and Wade H. Cable.

CUSIP NO. 552074 10 6	13D	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WADE H. CABLE

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐.

6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 0 Shares

8.	SHARED VOTING POWER 281,040 Shares (1)(2)(3)

9.	SOLE DISPOSITIVE POWER 33,335 Shares (1)

10.	SHARED DISPOSITIVE POWER 247,705 Shares (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,040 Shares (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐.

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% as of November 12, 2002

14.	TYPE OF REPORTING PERSON* IN

(1)  Includes 33,335 shares that could be purchased by Wade H. Cable by exercise of options exercisable on the date of this filing or within 60 days thereafter.
(2)  Includes 247,705 shares held by the Cable Family Trust of which Wade H. Cable is a co-trustee with Susan M. Cable. Wade H. Cable and Susan M. Cable share voting and dispositive powers with respect to the shares held be the Cable Trust.
(3)  William Lyon has the power to direct the voting of these shares as a result of and subject to the terms of that certain Voting Agreement, dated as of May 31, 2002, among William Lyon, Wade H. Cable and Susan M. Cable, Trustees of the Cable Family Trust, and Wade H. Cable, individually (“Voting Agreement”). By virtue of the Voting Agreement, William Lyon, Wade H. Cable and the Cable Family Trust may be deemed to be a "group" under Rule 13d-5(b)(1) of the Securities Exchange Act. Wade H. Cable disclaims beneficial ownership of the shares owned by William Lyon.

CUSIP NO. 552074 10 6	13D	Page 5 of 7 Pages

AMENDMENT NO. 14 TO
SCHEDULE 13D

The information in the cover pages and these statements relate to the disclosures made in Amendment No. 13 to the Schedule 13D filed with the Securities and Exchange Commission by William Lyon and Wade H. Cable on August 14, 2002 (the “Schedule 13D”) and constitutes Amendment No. 14 thereto (the “Amendment”). Capitalized terms used herein and not defined shall have the meanings set forth in the Schedule 13D.

ITEM 3:    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended by adding the following:

As of the date of this Amendment, the percentage ownership of the Common Stock of the Company owned by each of the Reporting Persons as compared to their percentage ownership previously reported on the Schedule 13D increased (a) to 38.3% from 36.1% for Lyon, (b) to 2.5% from 2.4% for the Cable Trust and (c) to 2.9% from 2.7% for Cable, due to the decrease in the number of shares of Common Stock outstanding from the date of the Schedule 13D to the date of this Amendment.

ITEM 4:    PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by adding the following:

The increase in the Reporting Persons’ percentage ownership of Common Stock of the Company reported in this Amendment is due solely to the decrease in the number of shares of Common Stock outstanding as a result of the repurchase of shares by the Company in accordance with its share repurchase program.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)    Number and Percentage of Shares of Common Stock Beneficially Owned.

(1)    The Group, consisting of Lyon, the Cable Trust and Cable, is the beneficial owner of 3,740,908 shares of Common Stock, including 33,335 shares acquirable by Cable upon the exercise of options exercisable within sixty days of the date of this filing. The 3,740,908 shares of Common Stock represents approximately 38.3% of the Common Stock deemed outstanding as of November 12, 2002. On November 12, 2002 there were 9,725,247 shares of Common Stock outstanding.

CUSIP NO. 552074 10 6	13D	Page 6 of 7 Pages

(2)    Lyon is the owner of record of 3,459,868 shares of Common Stock. In addition, as a result of and subject to the terms of the Voting Agreement, Lyon may be deemed the beneficial owner of the 247,705 shares of Common Stock beneficially owned by the Cable Trust and the 33,335 shares of Common Stock acquirable by Cable upon the exercise of options exercisable within sixty days of the date of this filing. Accordingly, Lyon may be deemed the beneficial owner of an aggregate of 3,740,908 shares of Common Stock, which represents approximately 38.3% of the Common Stock deemed outstanding as of November 12, 2002.

(3)    The Cable Trust is the beneficial owner of 247,705 shares of Common Stock, which represents approximately 2.5% of the Common Stock outstanding as of November 12, 2002. The Cable Trust disclaims beneficial ownership of the shares of Common Stock owned by Lyon or Cable.

(4)    Cable is the beneficial owner of 33,335 shares of Common Stock issuable upon the exercise of 33,335 options exercisable by him within sixty days of this filing. In addition, Cable and Susan M. Cable, in their capacity as trustees of the Cable Trust, are the beneficial owners of 247,705 shares of Common Stock held by the Cable Trust. Cable and Susan M. Cable are not the owners of record of any shares of Common Stock. Accordingly, Cable may be deemed to be the beneficial owner of an aggregate of 281,040 shares of Common Stock, which represents approximately 2.9% of the Common Stock deemed outstanding as of November 12, 2002. Susan M. Cable, as co-trustee of the Cable Trust, is the beneficial owner of an aggregate of 247,705 shares of Common Stock, which represents approximately 2.5% of the Common Stock outstanding as of November 12, 2002. Cable and Susan M. Cable disclaim beneficial ownership of the shares of Common Stock owned by Lyon.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The last paragraph of Item 6 of the Schedule 13D is hereby deleted in its entirety.

CUSIP NO. 552074 10 6	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of November 12, 2002	/s/ WILLIAM LYON

WILLIAM LYON

THE CABLE FAMILY TRUST, EST. 7-11-88

By: /s/ WADE H. CABLE

Wade H. Cable, Trustee

By: /s/ SUSAN M. CABLE

Susan M. Cable, Trustee

/s/ WADE H. CABLE

WADE H. CABLE